Exhibit 2

July 10, 2026

VIA EMAIL

Evogene Ltd.

13 Gad Feinstein Street

Park Rehovot, Rehovot

7638517, Israel

Attention:

Mr. Ofer Haviv, President and Chief Executive Officer and Director

Mr. Nir Nimrodi, Chairman of the Board of Directors

Mr. Dan Falk, Director

Ms. Sarit Firon, Director

Dr. Adrian Percy, Director

Mr. Leon Y. Recanati, Director

Dear Members of the Board:

Re: Demand to Convene Special General Meeting of the Shareholders of Evogene Ltd.

This letter is submitted by (i) L.I.A Pure Capital Ltd. (“Pure Capital”), a company wholly owned by Mr. Kfir Silberman, whose business address is 20 Raoul Wallenberg St., Tel Aviv 6971916, Israel, and (ii) INVEST-PRO - SHUKAI HON LTD (“Invest-Pro”), a company wholly owned by Mr. Ron Yair Peled, whose business address is 2 Rothschild Boulevard, Tel Aviv, 6688102, Israel and together with Pure Capital, the “Shareholders” or “we”).

As of July 10, 2026, Pure Capital is the owner of 1,470,000 American Depositary Shares (“ADSs”), each representing one (1) Ordinary Share, par value NIS 0.20, and 56,100 Ordinary Shares, par value NIS 0.20, of Evogene Ltd. (the “Ordinary Shares” and the “Company”, respectively). As of the same date, Invest-Pro is the owner of 500,000 ADSs. A confirmation of Pure Capital’s holdings is attached hereto as Exhibit A-1, and a confirmation of Invest-Pro’s holdings is attached hereto as Exhibit A-2.

Based on the number of outstanding Ordinary Shares most recently published by the Company in its reports to the U.S. Securities and Exchange Commission (the “SEC”), as of June 3, 2026 (being 12,104,457 Ordinary Shares outstanding), Pure Capital holds approximately 12.6% of the voting rights of the Company, and Invest-Pro holds approximately 4.1% of the voting rights of the Company. Together, the Shareholders collectively hold approximately 16.7% of the voting rights of the Company.

Background

We believe that the current Board of Directors of the Company (the “Board”) has not achieved the level of value creation that shareholders were entitled to expect. Despite the Company’s technological capabilities and the strategic announcements it has made, its financial performance continues to deteriorate. During the first quarter of 2026, the Company’s revenues declined by approximately 86% compared to the corresponding period in the prior year, amounting to only approximately US$0.3 million, while the Company recorded an operating loss of approximately US$3.2 million and a net loss of approximately US$5.9 million. In our view, these figures demonstrate that the current strategy has yet to translate into sustainable commercial success or meaningful value creation for shareholders.

Furthermore, the Company’s operations continue to rely to a significant extent on external capital raises rather than on organic business growth generating internal cash flow. During the quarter, the Company completed a financing transaction through the inducement of warrant exercises, which resulted in a material increase in the number of outstanding shares, while the Company continued to consume cash from its ongoing operations. While access to capital sources is vital for a development-stage company, repeated dilution of shareholders’ equity, absent commensurate operational progress, raises, in our view, fundamental questions regarding capital allocation and the Company’s ability to generate long-term value for its shareholders.

The central responsibility of a board of directors is not limited to overseeing innovation - it also encompasses ensuring that innovation is translated into measurable commercial success and sustained returns for shareholders. In light of the disappointing financial performance, persistent losses and continued reliance on external funding sources, we believe the time has come for a refreshment of the Board through the appointment of directors with complementary experience, renewed strategic thinking and a proven ability to execute - who will act to realize the Company’s potential and maximize value for the benefit of all shareholders.

Our proposed director nominees bring substantial public company, financial, governance and industry experience that we believe will significantly strengthen the Board’s ability to oversee the Company’s strategy, capital allocation and execution.

Itay Maroz serves as a director at Formula Systems and is a Certified Public Accountant, bringing valuable financial and business expertise. Oz Adler is a Certified Public Accountant with extensive involvement in several public companies and significant experience in corporate governance, financial oversight and regulatory compliance. Dr. Adi Zuloff-Shani holds a Ph.D. and brings deep scientific expertise and extensive industry experience directly relevant to the Company’s field of activity, strengthening the Board’s ability to evaluate the Company’s technology, strategic direction and long-term growth opportunities. Shahar Zadok brings extensive experience in public relations and investor relations (PR/IR). He is a partner at a public relations firm and offers valuable expertise in corporate communications, investor engagement and capital markets communications.

Collectively, these nominees offer a well-balanced combination of governance, financial, operational and scientific expertise that we believe is essential to enhancing Board oversight and creating long-term shareholder value.

The CVs of the four director candidates we propose to elect are attached hereto as Exhibit B.

The Shareholders support Mr. Ofer Haviv’s continued service as President and Chief Executive Officer of the Company. Mr. Haviv has considerable familiarity with the Company’s operations, technology and strategic direction, and we believe his experience and qualifications position him well to continue leading the Company during this period. The proposed changes to the Board’s composition are intended to complement his leadership.

Formal Demand to Convene a Special General Meeting

Pursuant to Section 63(b)(2) of the Companies Law, 5759-1999 (the “Companies Law”) and Regulation 7B of the Companies Regulations (Relief for Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, we hereby demand that the Board call a special general meeting of the shareholders of the Company (including any adjournments thereof, the “Special Meeting”) immediately, and in any event no later than July 31, 2026, as required by the Companies Law, and that the Special Meeting shall take place no later than September 4, 2026.

The agenda for the Special Meeting shall include the following items:

(1) Removal of Directors: The removal from office, immediately upon the closing of the Special Meeting, of each of the following current serving directors of the Company (excluding Mr. Ofer Haviv, whose continued service as President and Chief Executive Officer and Director the Shareholders support):

•	Mr. Nir Nimrodi

•	Mr. Dan Falk

•	Ms. Sarit Firon

•	Dr. Adrian Percy

•	Mr. Leon Y. Recanati

(2) Election of New Directors: The election of each of the following director nominees (the “Director Nominees”) to serve as members of the Board of Directors, together with Mr. Ofer Haviv, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified:

•	Mr. Itay Maroz

•	Mr. Shahar Zadok

•	Mr. Oz Adler

•	Dr. Adi Zuluf-Shani

(3) Approval of Compensation, Exemption, Indemnification and Insurance: The approval of compensation, exemption, indemnification and insurance for each of the Director Nominees at levels commensurate with those currently provided to the Company’s incumbent directors.

The Company shall not make any changes, edits or additions to the above and the proposed resolutions shall be brought to the approval of the shareholders “as is”. Any deviation from the proposed resolutions shall be in violation of the Companies Law.

Director Nominee Declarations and Questionnaires

Declarations of the Director Nominees as required under Section 224b(a) of the Companies Law are attached hereto as Exhibits C1-C4. In addition, and beyond the requirements of the Companies Law, attached as Exhibits D1-D4 are director’s questionnaires pertaining to the Director Nominees’ qualifications and compliance with U.S. securities laws and Nasdaq corporate governance requirements, as customary for Nasdaq-traded companies.

Procedural Requirements

We further demand that you provide us with drafts of the notice of meeting, proxy statement, form of proxy card, form of voting instruction card and all related distribution materials for the Special Meeting that you intend to submit to the SEC, for our review and comment, at least 72 hours prior to your submission of the same to the SEC or distribution to shareholders.

We remind the Board that, should the Board fail to timely call the Special Meeting as required, then under Section 64 of the Companies Law, the Shareholders may call the Special Meeting themselves, and under Section 65 of the Companies Law, the Shareholders may petition the court to order the convening of the Special Meeting. In both cases, the law explicitly provides that the Company will be required to cover the costs of the Shareholders, and that the directors personally responsible for such failure will be required to reimburse the Company for such costs.

Interim Period - Preservation of Status Quo

We hereby further demand that during the period from the date hereof and until the Special Meeting is held and the refreshed Board assumes its role, the Company will not take any action not in the ordinary course of business, including, without limitation:

a)	entering into any material transactions, mergers, material acquisitions, dispositions of material assets or any actions that would materially alter the condition of the Company;

b)	effecting any securities offerings, private placements, issuances of equity or equity-linked securities, or any other dilutive actions - except to the extent immediately required in good faith in the ordinary course of business;

c)	appointing any additional directors to the Board; and

d)	adopting any shareholder rights plan, poison pill or any similar anti-takeover mechanism.

Notwithstanding the foregoing, should the Company be required to raise additional funds until the Special Meeting is convened, Pure Capital and Invest-Pro will be willing to consider providing the Company with a loan or making an investment in the Company on market terms to cover such requirement.

Reservation of Rights

Any action in violation of or in conflict with the foregoing will constitute a clear breach of your fiduciary duties to the Company, the clear purpose and attempt of which is to protect your positions as members of the Board, while disregarding the Company’s best interests and the interests of its shareholders. Accordingly, we will hold each and every one of the directors and office holders of the Company personally liable for any damage that may be caused to the shareholders of the Company as a result of your actions.

This letter (including its exhibits) is sent without prejudice and shall not be construed to prejudice any of the Shareholders’ claims, rights, arguments, demands, grounds and/or remedies under any contract, the Company’s articles of association and/or applicable law. All claims and rights of the Shareholders are fully reserved.

Sincerely,

/s/ Kfir Silberman		/s/ Eli Zamir
L.I.A Pure Capital Ltd.		Invest-Pro – Shukai Hon Ltd.

Name:	Kfir Silberman	Name:	Eli Zamir
Title:	Chairman and Chief Executive Officer	Title:	Director

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